Filed Pursuant To Rule 433

Registration No. 333-275079

February 22, 2024

Crypto Connect Dallas 2024 - Brooke's Panel

John Hoffman All right. We're going to get started for the second half of the program here. In a moment. So if we could return to our seats, we're going to kick off the second half, which is three sections here. The first one is going to be a practitioners panel. You're going to hear from a few of your peers about how they're thinking about crypto, how they're talking to clients about crypto. Moderated by, Brooke Stoddard from Grayscale. After that, Jeff Berkey from foundry is going to be talking about the business of Bitcoin mining. And then we're going to end with a fireside chat with our CEO, Michael Sonnenschein and Tom Lee, from Fundstrat. So please keep the questions coming into Slido. I know we haven't answered everyone, but as I said, we're going to try to answer every one of those throughout the day today. The ones we don't get to, we're going to be back down here in Dallas in a couple of weeks as well. For for additional follow up as needed. So with that, I'm going to hand it over to Brooke to moderate this next section.

Brooke Stoddard Thanks, John. Good morning, everybody. I hope you had a nice break just to get a snack. Water, some coffee. And I just want to say on behalf of Grayscale, thank you again for spending your morning with us here in Dallas. We're really excited to meet you. We hope you enjoy the next session. And we'd love to, chat, to take care of any follow ups or have follow up conversations following today's event. So, as John said, my name is Brooke Stoddard. I have worked at Grayscale for a couple of years now. But I did want to give a quick note on on my background and sort of explain how I got here. In a way, to kick off the panel, I came to Grayscale in 2019. My role has always been focused on investor education. I speak with every type of client that Grayscale is interacted with in the past four and a half years, and I came to Grayscale because I have always, or for years believed that, that investors deserved, someone to talk to to really understand what crypto could mean for their portfolios, what crypto could mean for their clients. If you're a financial advisor, what crypto could mean for, managing money if you are representing a family office. And, so it's been my pleasure to help investors with this over the past couple of years to really understand where Bitcoin and Ethereum and other cryptocurrencies fit in their portfolios. I came to Grayscale after spending ten years at an investment bank where, half of the time there, I spent, in the mortgage backed securities business before, during and after the financial crisis. So I developed, understanding of how to explain complicated structured products to investors. And then in the second half of my time, at the bank, I was a private wealth advisor. And so I'm very, empathetic and, and really appreciate working with financial advisors who are fielding questions about crypto, from their clients. So with that said, this panel we call the Practitioners Panel and its purpose is to really further one of the themes of today's events, which is to drive education for financial professionals around crypto. And, we're lucky to have the opportunity to do that today with two of our guests. The first is, Ryan Firth. He is the founder of Mercer Street Personal Financial Services, based in Houston. And we also have, Hamiz Awan. He is the founder and partner of Plutus 21 capital, based right here in Dallas. And our two guests are going to lead us in a discussion that I think are going to touch upon three different pillars or themes. The first is how do you talk to investors about crypto as an investment, as an asset class? Second, how do you address some common concerns or questions that, investors commonly have about this asset class? And then third, kind of a broad, discussion about education for, people interested in crypto in general. So, why don't we kick things off by, each of you introducing yourselves and your firms, and then I will pose a couple of questions. Your way?

Ryan Firth Okay. I'm Ryan firth. I run an RIA out of Houston. A registered investment advisory firm. The only I do time based, planning. So it's very much an advisor. The only, advice on me, and so I don't manage assets, just basically give advice.

Hamiz Awan Yes. Like, Brooke said. We're based here in Dallas, and, we invest in Frontier Technologies. Obviously a big part of that is blockchain. And our thesis is quite simple. We feel that the only reason any of these technologies are worth anything is if they get adoption over time. And so we focus our time on measuring and understanding adoption trends. And, we invest through funds and SMAs. And yeah, thats a little bit about us.

Brooke Stoddard Great. Well, thank you both for being here and really looking forward to this discussion. Brian, I'm going to hand the first question to you, at your firm at Mercer Street. You often work with clients who already own crypto. They're comfortable with crypto, but they're coming to you to get your perspective on what crypto means in their portfolios, what it means for their financial plans. And I'm wondering if you could walk us all through what are those conversations about crypto like, or how do you talk to investors about crypto? And as a follow up in these conversations, do you identify any myths or misconceptions that investors may have about crypto that you help them to think through, or potentially even overcome as a part of your dialog?

Ryan Firth Yeah. So, I would say maybe a quarter of the clients I work with already have crypto exposure in some form or fashion. For those who don't, I don't, you know, say, oh, I think you should go buy GBTC or whatever the investment vehicle is. Of course, it's more of, understanding if they do have it, understanding why do they have it, what's the purpose in their portfolio if they don't have it, maybe they're curious about it and they want to learn more. So they come to me and they say, how could I get exposure? And so we have those conversations about size. And does it make sense for their risk profile? So that's usually how I approach it. It's it's very much educational, meeting the client wherever they're at. On, on on that topic.

Brooke Stoddard It's great. All right. Hamez over to you, this question is going to focus a little bit on Bitcoin. And I'm sure all of us are aware Bitcoin is the one of the best performing assets over the past ten years. It's also the largest cryptocurrency in the world. And now investors in the US have the ability to access Bitcoin in the form of a spot Bitcoin ETF. So for some investors, as they're thinking about their crypto strategy, they might be tempted to just buy a Bitcoin ETF and call it a day at Plutus 21 capital. How do you think about exposure to the cryptocurrency asset class? Should investors simply be long bitcoin or should they explore some other non bitcoin cryptocurrencies as well.

Hamiz Awan so first of all I don't like calling them cryptocurrencies because that's one use case for the overall technology. so maybe a more inclusive term can be digital assets that encompasses multiple use cases. But within the thesis that I was just talking about, which is that adoption is everything to us. We like to say, you know, we're not Bitcoin maximalist. We're not Ethereum maximalist. We're adoption maximalist. So wherever the adoption is happening is where we're paying attention. It is true that Bitcoin has a big chunk of the adoption that is happening today. And that can come from different use cases, right? It can be a store of value, a form of payment. It can be any of those things. But if you look deeper into the adoption, you'll see that there's actually multiple networks. Now that might be considered version two of version three of blockchains that are getting more adoption and growing adoption faster than Bitcoin itself. And so when you make an investment in Bitcoin, you are obviously investing in the existing very deep adoption mode that it has. But it's kind of looking backwards, right? Which is that, you know, it used to have the most adoption. It's kind of losing market share on adoption, but you're still investing in it because you feel that it will maintain some level of that adoption over time. But just forget the technology and the use case if you just bring it down to base numbers. It's losing market share in terms of adoption. And that indicates two things. One, that the overall market is expanding. The use cases are expanding beyond cryptocurrencies, for example. But it also shows that there might be some faster horses in the race now. And, why would you only bet on the oldest horse if it's not the fastest anymore? And so we, try to, separate ourselves from the use case in the technology and first take a view on the adoption and then build a view on the rest of it, just like any investor would. But we like to screen the market, and we like to, we like to double check our work by just looking at where the users and the developers are going, because those adoption numbers don't lie. And they're not based off of a story or an idea. They're. Based off of the technology actually solving somebody's problem. And so that's why I don't believe a Bitcoin only strategy makes sense. It's because it's not the fastest horse anymore.

Brooke Stoddard Good insight. Thank you both. You know, one one thing that I deal with a lot of gray scale is answering some, some tough questions that investors have about, cryptocurrency investments, different considerations that people have to make before they're there, ready to deploy capital. And so I'm wondering if you could help, all of us in the room sort of understand how you address tough questions from investors around three. Three common issues. One, regulatory risk of investing in crypto two, tax consequences of investing in crypto. And then three, custody, which has some unique considerations with with crypto as opposed to more traditional asset classes where custody is a little bit more familiar. So, Ryan, I think, I'm going to turn things over to you for the the first two. And I'm wondering in your experience at Mercer Street, as you have worked with your clients, how do you help them think about the regulatory risk involved in investing in crypto and to the extent that you're comfortable? Can you walk us through how we in this room should think about the tax consequences of investing in crypto as well?

Ryan Firth Yeah, I think on the regulatory side, I don't know that a client would come to me and say, I'm worried that the government's going to confiscate my bitcoin or that they're going to outlaw it. So, I guess from the perspective of are they worried about. You know, downside risk, I guess, of of holding this asset, I guess. That's how I would view it. That's not technically regulatory, right. But that's more of just what's my risk exposure to this if it, if it goes to zero, is that going to ruin my plan. So just thinking about again, not positioning and sizing, I don't think that directly answers your, your question about regulatory, but, going to the tax side, there are certainly ways to invest in crypto in a tax efficient manner. And so if you view it as a growth asset, it makes sense to put it into a tax free, type of tax vehicle. So Roth accounts make sense to having clients, get access to, to, to a product like GBTC in their Roth account. Being able to purchase that I think is, is, is really important and and helps having a product. Now that is an ETF. So yeah, from a tax perspective, you know there's there's there is guidance from the IRS. But there are a lot of questions around what is a taxable event as far as if you're staking, you know, how do you. Do you recognize that as a taxable event when you receive the your, tokens? So again, we could talk at nauseam about this, but, I think the important part is just where do you have the tax location, the asset location for for crypto. And I think it makes sense to put it into some sort of tax advantaged account.

Brooke Stoddard That's helpful. I'm sure that's a common question that a lot of us field, at our respective firms. So the custody question is going to come to you, Hamez, you know, custody for crypto involves relatively new concepts, and questions about the safekeeping of cryptocurrency. How is it secured? What is cold storage? How are private keys? Kept. And so I'm wondering at your firm, as you have managed capital for, you know, your, your company and your investors, how have you gotten comfortable with crypto custodians? And made you feel like these are the firms that can safely keep the crypto that we are purchasing on behalf of our portfolio?

Hamiz Awan Yeah. So the the honest answer to that question is that, this has changed quite a bit over time. And when we first started, you know, 6 or 7 years ago, there were very few solutions. And the experimentation has been difficult. It is it has resulted in people losing capital, as we've seen in some of the fraud cases that have happened in crypto. But over time, the custody solutions have become more stable. And now that is a best practice on how to custody assets. And the way that those work today is that what you want to look for are financial institutions that are considered, qualified custodians, by the SEC, according to their definition. You want to look for companies where your assets are bankruptcy remote, which was one of the biggest challenge challenges in these fraud cases is that for Celsius or FTX or Voyager, some of these frauds that happen, your assets were not bankruptcy remote. They were actually part of the balance sheet of the business. But if you are a qualified custodian, those assets are bankruptcy remote and segregated, if everything's been set up properly. So you're definitely looking for that. You are also looking for, because these assets are bearer assets, they kind of, they're like gold, where if somebody gets their hands on the gold, there is no turning back the record the way that it might be possible at the Dtcc. Right. Because that's just a database of who owns what shares. If there is a breach of the Dtcc, Dtcc could turn it back and you would be made whole again. But if somebody has a better asset, like cash or gold or Bitcoin, if somebody gets their hands on those assets, those are bearer assets and they cannot be recovered in the same way. And so obviously the the technology in the, in the the software and hardware security are important. But for the most part, those have been stable for many years now. So that's usually not the challenge. Like Ftx's problem was not that their security was compromised, it was that they were a fraud. And so what you really should be focused on is the technology to safeguard the assets is pretty stable now, but you should be focused on is are my assets segregated from the rest of the accounts. Are they bankruptcy remote? Are they financial institution either in the U.S or outside that can guarantee those things? And then obviously at the the last piece can be insurance, auditing things like that. And then you're looking for a strong balance sheet because problems do happen. They can be a, user error, not fraud, but just somebody with a fat finger. And so you want to make sure that the company you're working with has the balance sheet to make those things right. So as long as you have these four, five things in check and there's a few companies that that fit that criteria. Now, the security and the holding of the assets has become quite stable. Now, it's not how it was even two years ago. It's become very stable.

Brooke Stoddard It's great. Hamiz. As actually, when I ask you a follow up question, the sort of returns to what you were saying earlier. And the context for the question is, as the three of us were preparing for this panel, both of you independently talked to. Me about the importance of education for investors around crypto. You know, one of the topics of this entire event, and you talk to me specifically about how you believed investors did need to understand the investment case for crypto, but also, use cases for crypto applications for crypto. And I'm wondering, how do these conversations go and what use cases and applications do you spend the most time helping investors think about when it comes to crypto?

Hamiz Awan Yeah. Because, you know, one way to look at the allocation is the Sharpe ratio that it can give you if you are 2%. That's like one way to think about it. But that's like very, financial modeling or portfolio modeling kind of use, way to explain it. At the core of it, where technologists. Right. So we have engineering teams and we understand these products for the core. And so what has been quite helpful in getting everybody to see the potential and understand why we're interested and excited about the technology is we just do demos, like we'll show up with an iPad and we'll say, let's go through four use cases of live technology that's solving some problem. And by the end of the fourth use case, it's become pretty obvious to the the partners that we're talking to that okay, I thought it was this. Now I see that it's this, and I see that it's live and used by people. And so that's that's been really helpful is just show people examples of where it's used, because that usually is like the biggest question is like I live in the US, my systems are stable. Like I don't see the use for it, so why should I care? And yes, you should care because it improves Sharpe ratios and is a better risk adjusted return. But you should also care because it has direct implications to all the businesses that you're invested in. So some people look at it as let me take 2% allocation from somewhere and put it here. I think of it as future proofing your portfolio, because many of the businesses that you're invested in are up for grabs by some of these solutions. It's true for AI, it's true for blockchain that you're not just, getting exposure to them. You're actually hedging the rest of your portfolio with a natural hedge, by investing in technologies that are disruptive to the rest of your portfolio. And so when you see some of those examples, it becomes very obvious, like why they would be disruptive to the rest of your portfolio and why you should care and why you should spend time on it. And so there's nothing better than like actually using the technology, whatever technology you're interested in. Because the first time that any of us use ChatGPT, for example, you realize very clearly why it could be disruptive. So I encourage the same thing in this world as well. I use the actual technology and it will become very obvious to everybody, I think, and why we should care.

Brooke Stoddard Thanks a lot. And, Ryan, obviously you have been a big proponent of investor education around crypto too. What else would you add here? What other aspects of investor education have you found important at Mercer Street, or do you think it's important for all of us to understand in the years ahead as crypto continues to grow as, an asset class?

Ryan Firth I mean, I think, you know, being part of other conferences and, and doing other speaking engagements, it's really just I miss this point having, kind of playing with it. Right. Having an allocation. I think most of people in this room already have crypto to some extent. But if you don't, you know, whether it's getting exposure through GBTC or going in setting up a Coinbase account, just playing with it, try some small nominal amounts, see how it goes, see what the user experience is like. Just, you know, Alpha zero I think is really a key message, right. Have some, some exposure, whatever that might be.

Brooke Stoddard It's great. All right. Let's take a couple of questions from, Slido. As the first one is going to come to you, how do you measure adoption of one of these crypto oriented technologies?

Hamiz Awan It depends on the use case. Right. So if you were looking at a payments use case, you would look at the number of transactions, the amount of payments that went through, the number of daily active users, things like that, like common KPIs. Because if you think about like value investing in the traditional sense, the, the entrepreneur and the private business or public business doesn't wake up every day and look at the price of the asset they look at. Wake up and look at certain KPIs, because that's what drives the value over time. Too many people that invest in technology look at the price of the asset as the indication of how successful it is, but it's actually the underlying KPIs that you. Be an indication of how successful it is. Right. But for a smart contract platform, not a payments use case. Actually the most, indicative, KPI is the number of developers that are building on the platform that's actually more indicative of the future than the current users that it has. But for, let's say, a bank built on a blockchain, the use the metric to look at would be the amount of assets that that bank has, the AUM of the bank. Right. That would be a good indication, or how competitively their interest rates, are priced relative to the rest of the market. So all of the use cases are a little bit different. And so all the metrics are a little bit different. But the, the really, interesting thing about the blockchain is all these metrics are, coming directly from the blockchain because all the data is publicly available, it's very difficult to get them to a point where they look like traditional KPIs. But if you can get them to the point, you don't have to call the CEO of the company to ask what happened or wait for the quarterly report. You get those directly from the underlying database on a daily by the second basis, if you'd like. And you're seeing the KPIs of this business, you're essentially or this network you're invested in and you're seeing it to as much depth as you want as often as you want. And you can get it 24 seven. And so it's not a derivative of their KPIs. They are their KPIs. And you can watch them like a hawk and make decisions based off of that.

Brooke Stoddard Great context. Very helpful. So Ryan, the next one is going to be for you. You know, we learned in a slide a poll earlier today that that four out of five individuals in this room are already familiar with crypto and, and invested in crypto. But there are a lot of people in, in the United States that are new to crypto and just starting to explore the asset class. And it's tricky because it's an asset class. It's constantly evolving. So, I'm just curious, in your work at Mercer Street, how do you help clients keep up with the innovation of crypto or help them in any way? Sort of, get ready for what crypto might look like two years from now, let alone what it looks like in 2024.

Ryan Firth Yeah. I must say, like, clients educate me most of the time. Like they'll come to me and say they're in some token or protocol that I've never heard of, so I'm learning from them honestly, as I go. I think, I think it's important just to kind of, again, listen to what their interest, and where they're at and kind of meeting them and figuring out how to, how does this apply to them, like if they've got if you got $10 million locked up in, in, in Bitcoin, what's the ultimate goal with that? If it comprises, you know, 100% of their wealth, that's pretty volatile. Like the daily movements on that are really going to impact their, their overall net worth. So understanding how like what's their future vision of for having the, the Bitcoin where they see it as part of their portfolio and just kind of helping them to think through what are the tax ramifications, what are the estate planning ramifications. So if it's held in a, in a, custodial wallet that they control, how do they get that to their, you know, loved ones or family members if they if they pass away. So or when they pass away. So really just thinking through those logistical, things that, you know, owning a digital asset, is these are the things you have to deal with, right? If you don't own it as an ETF.

Brooke Stoddard That's great. Well, looks to me like we are perfectly on time, for this panel. So Ryan and Himas, I want to sincerely thank you for participating in this panel. Hopefully, this was an educational and and helpful session for everyone here. And the three of us would love to continue the conversation, after this end. So please come shake our hand and ask additional questions. And, and thank you again for, for being here for crypto connect by Grayscale.

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